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17005634

SEC
Mail Processing
Section

FEB 24 2017

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66636

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleveland Hauswirth Investment Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 E. Buffalo Street
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy D. Cleveland (414) 431-6491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100	Waukesha	WI	53186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OM

AMB

OATH OR AFFIRMATION

I, Nancy D. Cleveland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Hauswirth Investment Management, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
MARIAN JIMENEZ-VELOZ
STATE OF WISCONSIN

Signature

PRINCIPAL

Title

Notary Public 10/5th/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cleveland Hauswirth Investment Management, Inc.
Table of Contents

Year Ended December 31, 2016

Walkowicz,
Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA
Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
William A. Silvers, CPA
Michelle A. Schkeryantz, CPA
Wendy L. Hanson
Kimberley K. Dzierzewski

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Cleveland Hauswirth Investment Management, Inc.

We have audited the accompanying statement of financial condition of Cleveland Hauswirth Investment Management, Inc. as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Cleveland Hauswirth Investment Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cleveland Hauswirth Investment Management, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 11 and 12 has been subjected to audit procedures performed in conjunction with the audit of Cleveland Hauswirth Investment Management, Inc.'s financial statements. The supplemental information is the responsibility of Cleveland Hauswirth Investment Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 11 and 12, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Walkowicz, Boczkiewicz & Co S.C.

Waukesha, Wisconsin

February 16, 2017

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

Cleveland Hauswirth Investment Management, Inc.
Statement of Financial Condition
December 31, 2016

Assets

		2016
Current Assets		
Cash	$	26,426
Accounts receivable		1,166
Other prepaids		34
Total Current Assets		27,626
Equipment		
Office equipment		19,856
Total Equipment		19,856
Less: accumulated depreciation		(14,702)
Net Equipment		5,154
Other Assets		
Security deposit		4,000
Total Assets	$	36,780

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statement of Financial Condition
December 31, 2016

Liabilities and Stockholders' Equity

	2016
Current Liabilities	
Accounts payable	$ 820
Total Current Liabilities	820
Stockholders' Equity	
Common stock	150
Paid in capital	18,678
Retained earnings	17,132
Total Stockholders' Equity	35,960
Total Liabilities and Stockholders' Equity	$ 36,780

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statement of Income
Year Ended December 31, 2016

		2016
Revenue		
Advisory fees	$	772,332
Insurance payments		412
Other		1,477
Total Revenue		774,221
Expenses		
Payroll and related benefits		501,776
Administration costs		4,600
Occupancy		56,787
Other operating expenses		111,133
Total Expenses		674,296
Net Income	$	99,925

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2015	$ 150	$ 18,678	$ 35,354	$ 54,182
"S" distributions	-	-	(118,147)	(118,147)
Net Income	-	-	99,925	99,925
Balance, December 31, 2016	$ 150	$ 18,678	$ 17,132	$ 35,960

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statement of Cash Flows
Year Ended December 31, 2016

		2016
Cash Flows from Operating Activities		
Net Income	$	99,925
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,315
Changes in operating assets and liabilities:		
Accounts receivable		9,693
Other prepaids		235
Accounts payable		(1,390)
Net Cash Provided by Operating Activities		111,778
Cash Flows from Financing Activities		
"S" distributions		(118,147)
Net Cash Used in Financing Activities		(118,147)
Net Decrease in Cash		(6,369)
Cash - Beginning of year		32,795
Cash - End of year	$	26,426

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Notes To Financial Statements
Year Ended December 31, 2016

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding Cleveland Hauswirth Investment Management, Inc.'s (the "Company's") financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on July 1, 2004. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange). The Company's principal business activity is to provide investment management services, education and advice to retirement plan sponsors and participants. The Company will also manage assets for individuals meeting a minimum asset level. Investment management is delivered from the platform of registered investment advisor.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

At December 31, 2016 the Company maintained its cash at one financial institution in a bank deposit account, which never exceeded federally-insured limits.

Equipment

Equipment is recorded at cost and expenditures for additions and improvements, if material, are generally capitalized. Normal repairs and maintenance are expensed. The cost of assets sold or retired and the related accumulated depreciation are eliminated from the accounts in the year of disposition. Any related gain or loss is reflected currently in the statement of income.

The cost of equipment is depreciated over the estimated useful lives of the related assets using the straight-line method for book purposes. Depreciation expense amounted to $3,315 for the year ended December 31, 2016.

Cleveland Hauswirth Investment Management, Inc.
Notes To Financial Statements
Year Ended December 31, 2016

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be treated as an S corporation for federal and state income tax purposes. The effect of this election provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. As of December 31, 2016, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2013. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2012.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company's net minimum capital and required net capital were $5,000 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 3.20%.

Note 3 - Common Stock

Common stock consists of 9,000 shares authorized, 150 shares issued and outstanding $1 par value common shares.

Note 4 - 401(k) Plan

The Company has a safe harbor 401(k) plan. In order to qualify, an employee must be 21 years or older and have completed one month of service. The employee is then allowed to participate starting the first of the month following satisfaction of these criteria. The Company safe harbor matching contribution is equal to 100% of the employee's salary deferrals that do not exceed 3% of the employee's compensation plus 50% of the employee's salary deferrals between 3% and 5% of the employee's compensation.

The total contributed by the Company in 2016 for the safe harbor match contribution was $15,740.

Note 5 - Lease Commitment

The Company leases office space from an unrelated third party under a five year operating lease commencing on December 1, 2012 and expiring on January 31, 2017. They also lease two automobiles with three-year terms. They also had a lease for a copier which expired on October 25, 2016 and was extended on a month to month basis.

The minimum annual rentals for all leases, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2017	$ 19,488
2018	11,924
2019	4,265
	$ 35,677

Note 6 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2016. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 7 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended December 31, 2016 through February 16, 2017, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Cleveland Hauswirth Investment Management, Inc.
Schedule I - Computation of Net Capital Under SEC Rule 15c3-1
Year Ended December 31, 2016

		2016
Net Capital Computation		
Stockholder's equity at year end	$	35,960
Deductions:		
Nonallowable assets:		
Accounts receivable		(1,166)
Other assets		(4,000)
Other prepaids		(34)
Net property and equipment		(5,154)
Net Capital	$	25,606
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	55
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	820
Aggregate Indebtedness	$	820
Percentage of Aggregate Indebtedness to Net Capital		3.20%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of *December 31*):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	25,608
Rounding		(2)
Net Capital	$	25,606

Cleveland Hauswirth Investment Management, Inc.

Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 Year Ended December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(ii) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 Year Ended December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

Walkowicz,
Boczkiewicz & Co., S.C.
CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA
Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
William A. Silvers, CPA
Michelle A. Schkeryantz, CPA
Wendy L. Hanson
Kimberley K. Dzierzewski

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Cleveland Hauswirth Investment Management, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Cleveland Hauswirth Investment Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cleveland Hauswirth Investment Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Cleveland Hauswirth Investment Management, Inc. stated that Cleveland Hauswirth Investment Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cleveland Hauswirth Investment Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cleveland Hauswirth Investment Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Walkowicz, Boczkiewicz & Co S.C.
Waukesha, Wisconsin

February 16, 2017

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

CLEVELAND HAUSWIRTH
investment management, inc.

Cleveland Hauswirth Investment Management, Inc.
SEC Rule 17a-5 Broker Dealer Exemption Report

Cleveland Hauswirth Investment Management, Inc. identifies the exemption provision in Rule 15c3-3 paragraph (k) which describes its operating model and reads as follows:

(k)(2)(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Without exception, Cleveland Hauswirth does not accept client funds or custody client assets. Clients are requested to make checks payable directly to the custodian, Charles Schwab Institutional, for deposit to their accounts.

Nancy D. Cleveland
Nancy D. Cleveland
Principal

1-25-2017
Dated

243 E. Buffalo Street • Milwaukee, WI 53202 • (414) 431-6491 • FAX (414) 431-6492 • 1-866-340-0430
www.clevelandhauswirth.com

Walkowicz,
Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA
Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
William A. Silvers, CPA
Michelle A. Schkeryantz, CPA
Wendy L. Hanson
Kimberley K. Dzierzewski

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders
of Cleveland Hauswirth Investment Management, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and the SIPC Series 600 Rules, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Cleveland Hauswirth Investment Management, Inc. for the year ended December 31, 2016 and filed with the Securities Investor Protection Corporation (SIPC) on January 4, 2016, which was agreed to by Cleveland Hauswirth Investment Management, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cleveland Hauswirth Investment Management, Inc.'s compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3). Cleveland Hauswirth Investment Management, Inc.'s management is responsible for Cleveland Hauswirth Investment Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of this procedure is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the year ended December 31, 2016, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended December 31, 2016 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4) and the SIPC Series 600 Rules, and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Cleveland Hauswirth Investment Management, Inc. taken as a whole.

Walkowicz, Boczkiewicz & co sc.

Waukesha, Wisconsin

February 16, 2017

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

SIPC-3 2016

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x ______________________________
Authorized Signature/Title Date

8-

8-066636 FINRA DEC 3/1/2005
CLEVELAND HAUSWIRTH INVESTMENT MANAGEMEN
243 E BUFFALO STREET
MILWAUKEE, WI 53202

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.